
November 7, 2023

Douglas Horne
Chief Financial Officer and Chief Accounting Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107-0910

> **Re: Gannett Co., Inc.**
> **Form 10-K for the Year ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-36097**

Dear Douglas Horne:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing